UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 2, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:July 2, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for June 2015

Mumbai, July 2, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for June 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		June 2014	June 2015	June 2014	June 2015	June 2014	June 2015
Micro	NANO	1032	1711	1001	1700	5	20
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	4696	7156	4829	6814	133	164
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	207	0	103	2	97	57
UV1	SUMO	870	748	985	765	44	86
UV2	SAFARI, SUMO GRANDE, MOVUS	1020	935	816	936	28	2
UV3	ARIA, XENON	174	34	111	14	0	0
V1	VENTURE	26	8	66	50	0	0
V2	ACE MAGIC, MAGIC IRIS	3214	1804	3088	2094	17	13
N1- A1	ACE, ACE EX, ACE Zip	10207	7905	9055	6957	1162	1269
N1- A2	Super ACE, TATA207, XENON, Winger DV	1938	2753	1785	1843	542	1021
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	389	95	362	71	4	4
M2- A2	Winger 14 seats, SFC407, CityRide	210	375	301	405	0	16
N2- A1	SFC407, LPT407	1150	1014	1179	1264	144	105
N2- A2	SFC709, LPT709	761	1047	260	225	345	87
N2- A3	LPT9109	931	766	327	336	155	138
N2- A4	LPT1109	167	497	971	990	94	116
M3- A2	LP709, SFC410, LP410	1126	1020	1182	1233	99	263
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	372	561	842	825	26	54
M3- C2	LPO1512, LPO1612, Starbus, Divo	1038	935	488	632	285	266
N3- A1	LPT1613, LPK1616, SK1613	2579	3448	1422	1808	341	626
N3- B1(a)	LPT2518, LPK2518	2798	3094	2367	2679	201	403
N3- B1(b)	LPT3118	2178	3005	2009	2363	42	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	0	311	343	0	217
N3-B2(d)	LPS4018, LPS4023	1180	1368	807	1353	49	95
N3- B2(e)	LPS4928	61	208	76	121	1	24

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	217	169	375	150	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.